________________, 2000


Board of Trustees TIP Funds___________________.

___________________________

___________________________

___________________________

Board of Trustees
Vanguard Fenway Funds
___________________________

___________________________

___________________________

                       Re: Agreement and Plan of Reorganization as of
                           _____________,2000 between Vanguard Fenway Funds, a
                           _________ Delaware business trust (the "Delaware Trust"), on behalf of its series, Vanguard Growth Equity fund (the "Vanguard Fund"), and __________________TIP Funds, a Massachusetts business trust (the "Massachusetts Trust"), on behalf of its series, Turner Growth Equity Fund (the"Turner Fund").


Ladies and Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the reorganization of the Turner Fund (the "Reorganization"). The Reorganization will involve (i) the transfer of all the assets of the Turner Fund to the Vanguard Fund, and (ii) the assumption of the liabilities of the Turner Fund by the Vanguard Fund. In exchange for the foregoing, shares of the Vanguard Fund will be distributed to shareholders of the Turner Fund. , following which the Turner Fund will be dissolved. In rendering our opinion, we have reviewed and relied upon (a) the Agreement and Plan of Reorganization, made as of _______________, 2000, by and between the Massachusetts Trust and the Delaware Trust (the

"Agreement"), (b) the proxy materials provided to stockholders of the Turner Fund in connection with the Special Meeting of Stockholders of the Turner Fund held on ______________, 2000 and, (c) certain representations concerning the Reorganization made to us by the Massachusetts Trust and the Delaware Trust in a letter dated ______________, 2000 (the "Representation Letter"), (d) all other documents, financial and other reports and corporate minutes which we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material to the rendition of this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

     For purposes of this opinion, we have assumed that the Turner Fund on the effective date of the Reorganization satisfies, and following the Reorganization, the Vanguard Fund will continue to satisfy, the requirements of subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

     Under regulations to be prescribed by the Secretary of Treasury under
Section 1276(d) of the Code, certain transfers of market discount bonds will be excepted from the requirement that accrued market discount be recognized on disposition of a market discount bond under Section 1276(a) of the Code. Such regulations are to provide, in part, that accrued market discount will not be included in income if no gain is recognized under Section 361(a) of the Code where a bond is transferred in an exchange qualifying as a tax-free reorganization. As of the date hereof, the Secretary has not issued any regulations under Section 1276 of the Code.

     Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts and the State of Delaware, the Agreement and the Representation Letter, it is our opinion that:

     1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code and the Turner Fund and the Vanguard Fund will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by the Turner Fund upon the transfer of all of its assets to, and assumption of the liabilities by, the Vanguard Fund in exchange solely for shares of the Vanguard Fund pursuant to Section 361(a) and Section 357(a) of the Code. We express no opinion as to whether any accrued market discount will be required to be recognized as ordinary income pursuant to
Section 1276 of the Code.

     3. No gain or loss will be recognized by the Vanguard Fund upon the receipt by it of all of the assets of the Turner Fund in exchange solely for shares of the Vanguard Fund pursuant to Section 1032(a) of the Code.

     4. The basis of the assets of the Turner Fund received by the Vanguard Fund will be the same as the basis of such assets to the Turner Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

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

     5. The holding period of the assets of the Turner Fund received by the corresponding Vanguard Fund will include the period during which such assets were held by the Turner Fund pursuant to Section 1223(2) of the Code.

     6. No gain or loss will be recognized by the stockholders of the Turner Fund upon the exchange of their shares in the Turner Fund for shares in the Vanguard Fund (including fractional shares to which they may be entitled), pursuant to Section 354(a) of the Code.

     7. The basis of the shares in the Vanguard Fund received by the stockholders of the Turner Fund (including fractional shares to which they may be entitled) will be the same as the basis of the shares of the Turner Fund exchanged therefor pursuant to Section 358(a)(1) of the Code.

     8. The holding period of the shares in the Vanguard Fund received by the stockholders of the Turner Fund (including fractional shares to which they may be entitled) will include the holding period of the shares of the Turner Fund surrendered in exchange therefor, provided that the shares of the Turner Fund were held as a capital asset on the effective date of the Reorganization, pursuant to Section 1223(1) of the Code.

     9. The Vanguard Fund will succeed to and take into account as of the date of the proposed transfer the items of the Turner Fund described in Section 381(c) of the Code as provided in Section 1.381(b)-1(a)(2) of the Income Tax Regulations.

     Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

     Our opinion is conditioned upon the performance by the Corporation and the Fund of their undertakings in the Representation Letters. This opinion is being rendered to the Massachusetts Trust and the Vanguard Trust and may be relied upon only by these parties and the stockholders of the Turner Fund and the Vanguard Fund.

                                          Very truly yours,

                                          STRADLEY, RONON, STEVENS & YOUNG, LLP


By:
                                          , a Partner

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